

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

Via E-mail
Mr. James M. Lindstrom
Chief Executive Officer
Integrated Electrical Services, Inc.
4801 Woodway Drive
Suite 200-E
 Houston, Texas 77056

      RE: Integrated Electrical Services, Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2011
               Filed December 20, 2011
               File No. 001-13783

Dear Mr. James M. Lindstrom:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Terence O'Brien

               Terence O'Brien
               Accounting Branch Chief